Form 40-F
period 2022-12-31
Enerflex Ltd.
filed 2023-03-02
CIK 1904856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F
☐
  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
Commission file number:
001-41531

Enerflex Ltd.
(Exact name of Registrant as specified in its charter)

Canada	3563	98-0457703
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 904, 1331 Macleod Trail S.E.
Calgary, Alberta, Canada, T2G 0K3
(403)
387-6377
(Address and telephone number of Registrant
’
s principal executive offices)

Enerflex Energy Systems Inc.
10815 Telge Road
Houston, Texas 77095
(281)
345-9300
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	EFXT	New York Stock Exchange

(Title of each class)	(Trading Symbol(s)	(Name of exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒  Annual information form  ☒  Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
123,739,020 Common Shares as of December 31, 2022
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
EXPLANATORY NOTE
Enerflex Ltd. (“Enerflex” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3.
FORWARD LOOKING INFORMATION
The Company includes forward-looking information in this Annual Report on Form
40-F
and the exhibits attached hereto (the “Form
40-F”)
within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this Form
40-F
includes (without limitation) forward-looking information pertaining to: the characteristics of Enerflex following completion of its acquisition of Exterran Corporation (the “Transaction”); the Company’s ability to leverage its sustainable asset portfolio and backlog position to deliver on its value-creating priorities throughout 2023, including strengthening its financial position, delivering on expected synergies without sacrificing operational capabilities, and growing its excess cash flow to support an attractive capital allocation framework; the anticipated benefits and synergies of the Transaction and the Company’s ability to realize upon such benefits and synergies, including expected annual run-rate
synergies of approximately U.S.$60 million, expected to be captured within 12 to 18 months of the closing of the Transaction; the Company’s anticipated completion dates for its various investments and facilities, including the completion of three Energy Infrastructure investments and one cryogenic natural gas processing facility currently in progress in the Middle East; expectations regarding the future performance of carbon capture projects and expected CO2 emissions abated following completion of certain projects; expectations regarding the Company’s ability to generate significant excess cash flow to be used to strengthen the Company’s financial position; Enerflex’s targeted financial metrics after the Transaction, including the Company’s expectations regarding the reduction of its bank-adjusted net debt to EBITDA ratio to below 2.5 times within 12 to 18 months of the closing of the Transaction; the Company’s expectations regarding its ability to increase returns of capital to shareholders and to profitably invest in strategic growth projects; the Company’s targeted growth plans and related anticipated benefits, including global energy transition trends; the Company’s expectations regarding the overall activity level in the oil and gas sector; and Enerflex’s expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share.
All forward-looking information in this Form 40-F is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in governmental regulation, laws, and income taxes; environmental, social, and governance matters; the duration and severity of business disruptions and other negative impacts resulting from the
COVID-19
pandemic or other crises; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this Form
40-F,
as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this Form
40-F
should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2022, and Exterran’s Form
10-K
for the year ended December 31, 2021, available on SEDAR and EDGAR, respectively; in Enerflex’s MD&A for the year ended December 31, 2022, and in Exterran’s Form
10-Q
for the six months ended June 30, 2022, available on SEDAR and EDGAR, respectively; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, available on SEDAR and EDGAR, respectively.
The forward-looking information contained in this Form
40-F
is expressly qualified in its entirety by the above cautionary statement and is given as of the date hereof. The Company disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY
The Company presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form
40-F
are stated in Canadian dollars (“$” or “C$”), except where otherwise indicated. On February 28, 2023, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars (“US$”) into Canadian dollars was US$1.00 equals C$1.3609.
CANADIAN ANNUAL DISCLOSURE DOCUMENTS
The following documents are filed as exhibits to this Form
40-F
and are incorporated by reference herein:
1. The Annual Information Form of the Company for the fiscal year ended December 31, 2022, which is filed as Exhibit 99.1 to this Form
40-F
(the “AIF”);
2. Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2022, which is filed as Exhibit 99.2 to this Form
40-F
(the “Annual Financial Statements”); and
3. Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2022, which is filed as Exhibit 99.3 to this Form
40-F
(the “Annual MD&A”).
CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form
40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2022.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
This annual report does not include a report of management’s assessment regarding internal control over financial reporting pursuant to section 404 of the Sarbanes Oxley Act of 2002 (or Rule
13a-15(c)
under the Exchange Act) due to a transition period established by rules of the SEC for newly public companies.
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding management’s assessment of internal control over financial reporting pursuant to section 404 of the Sarbanes Oxley Act of 2002 (or Rule
13a-15(c)
under the Exchange Act) due to a transition period established by rules of the SEC for newly public companies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management regularly reviews its system of internal control over financial reporting and makes changes to the Company’s processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

Other than is disclosed herein, there have been no significant changes in the design of the Company’s internal controls over financial reporting (“ICFR”) during the twelve months ended December 31, 2022, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR. Management identified a material weakness in the design and operation of the Company’s control over review of financial statement presentation and disclosure in the second quarter of 2022, which led to the amendment and restatement of its audited Consolidated Financial Statements for the year ended December 31, 2021.
This deficiency was due to reliance on system automation to correctly classify and present amounts in the financial statements and insufficient precision of financial statement review controls to identify a material misstatement in the financial statements. Due to this material weakness, certain financial statement presentation was incorrect, which included the misclassification of certain cash flows and non-cash items being reflected as transfers between Operating, Investing, and Financing cash flows. The Statements of Cash Flows and related disclosures were adjusted for this misclassification and these non-cash transfers.
The Company has taken and will continue to take a number of actions to remediate this material weakness. During the second quarter of 2022, the Company developed and implemented a remediation plan to address this material weakness. The remediation plan identifies areas where enhanced precision will help detect and prevent material misstatements, and includes but is not limited to:

•	a new reconciliation process that identifies any new transactions being reflected in the Statement of Cash Flows;

•	a robust review methodology for complex and non-normal course transactions which includes all aspects of presentation and disclosure;

•	a proof to ensure that non-cash transfers are no longer reflected within the Statement of Cash Flows; and

•	plans to use outside resources to enhance the business process documentation.
Certain remedial measures were undertaken in the second quarter of 2022 that resulted in an effective control design over the Company’s reliance on system automation to correctly classify and prepare the Statements of Cash Flows. Management has concluded that these controls are operationally effective. Management believes the ongoing efforts will reduce the risk of material weaknesses in the future.
NOTICES PURSUANT TO REGULATION BTR
The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2022, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Maureen Cormier Jackson (Chair), James Gouin, Mona Hale, and Michael A. Weill,
as described under “Audit Committee – Composition of the Audit Committee”
 on
page [53]
of the AIF.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph (8) of General Instruction B to Form
40-F)
and that Ms. Cormier Jackson and Ms. Hale are the Company’s “audit committee financial experts” serving on the Audit Committee of the Board. Each of the audit committee financial experts is “independent” under applicable listing standards.
CODE OF ETHICS
The Company has a “code of ethics” (as defined in paragraph (9)(b) of General Instruction B to Form
40-F)
that applies to all the Company’s employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The

Company’s code of ethics (referred to as the “Code of Conduct”) is available without charge on the Company’s website at www.enerflex.com or upon request from the Corporate Secretary, Enerflex Ltd., Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3 (telephone (403)
261-4280).
During the fiscal year ended December 31, 2022, there have not been any amendments to, or waivers of, including implicit waivers of, any provision of the Code of Conduct which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form
40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young LLP (PCAOB ID: 1263) served as the Company’s independent public accountant for the fiscal years ended December 31, 2022 and 2021.
For the years ended December 31, 2022 and 2021, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $5,761,108 and $2,366,023, respectively, as detailed below:

	2022	2021
Audit Fees (1)	$5,138,841	$1,864,023
Audit-related Fees (2)	$177,924	$—
Tax Fees (3)	$444,343	$502,000
All Other Fees (4)	$—	$—
Total	$5,761,108	$2,366,023
Notes:

(1)
“
Audit Fees
” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“
Audit-related Fees
” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit, or attest services not required by legislation or regulation.

(3)
“
Tax Fees
” include fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities and guidance to employees transferred internationally.

(4)	“ All Other Fees ” include all other non-audit services.

(5)
While the professional fees in the preceding table represent the amounts billed or expected to be billed, the Company’s AIF details the total professional fees paid to Ernst & Young LLP during the year.

(6)	All amounts are in Canadian dollars unless otherwise stated.

(7)	No other firms provided audit services in 2022 or 2021.
AUDIT COMMITTEE
PRE-APPROVAL
POLICIES AND PROCEDURES
For a description of the
pre-approval
policies and procedures of the Company’s Audit Committee, see “Audit Committee –
Pre-approval
Policies and Procedures” on
page [53]
of the AIF.
No audit-related fees, tax fees or other
non-audit
fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.
OFF-BALANCE
SHEET ARRANGEMENTS
The Company has not entered into any
“off-balance
sheet arrangements”, as defined in General Instruction B(11) to Form
40-F,
that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For tabular disclosure of the Company’s contractual obligations, see page
[M-34]
of the Annual MD&A, under the heading “Contractual Obligations, Committed Capital Investment, and
Off-Balance
Sheet Arrangements”.
COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the “TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (the “NYSE”) and the SEC. The Company’s common shares are listed on the TSX and the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit “foreign private issuers” (as defined in Rule
3b-4
under the Exchange Act) like the Company to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:
Shareholder Meeting Quorum
Requirement
: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company’s quorum requirement is set forth in its
By-laws.
A quorum for a meeting of the Company’s shareholders is (a) two persons present in person, each holding or representing by proxy at least one issued share of Enerflex, for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place and (b) for all other purposes, two persons present and holding or representing by proxy not less than 10% of the total number of Enerflex common shares entitled to be voted at the meeting.
Shareholder Approval Requirement
: The NYSE rules for U.S. domestic issuers require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction.
The Company intends to follow TSX rules for shareholder approval of new issuances of its common shares. In accordance with TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in an aggregate of 10% or greater of the market capitalization of the Company and have not been negotiated at arm’s length. Shareholder approval is also required under TSX rules in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted
basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six-month
period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted
basis, prior to the date of the closing of the first private placement to an insider during the six-month
period.
Equity Compensation Plans
: The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements settled solely in cash or with shares purchased in the open market at fair value or for amendments to such arrangements. Enerflex intends to comply with the TSX rules that require a listed company to obtain shareholder approval of any share compensation arrangement that involves the issuance of shares from treasury or to make amendments to such arrangements that require shareholder approval (in accordance with the TSX rules and the terms of such arrangement).
The foregoing is consistent with Canadian laws, customs and practices.

UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form
40-F
arises; or transactions in said securities.
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2022.
INCORPORATION BY REFERENCE
The Company’s Annual Report on Form
40-F
(other than the section entitled “Credit Ratings” in Exhibit 99.1 to this Form
40-F)
is incorporated by reference into the Company’s Registration Statement on Form
S-8
(File
No. 333-268146).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company dated March 1, 2023.
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022.
99.4	Chief Executive Officer certification required by Rule 13a-14(a).
99.5	Chief Financial Officer certification required by Rule 13a-14(a).
99.6	Chief Executive Officer certification required by Rule 13a-14(b).
99.7	Chief Financial Officer certification required by Rule 13a-14(b).
99.8	Consent of Ernst & Young LLP (PCAOB ID: 1263).
99.9	Code of Conduct dated November 21, 2021.
101.INS	Inline XBRL Instance
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERFLEX LTD.

/s/ Marc E. Rossiter

Marc E. Rossiter President and Chief Executive Officer
Date: March 1, 2023