Form 40-F
period 2023-12-31
Enerflex Ltd.
filed 2024-02-29
CIK 1904856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission file number:
001-41531

Enerflex Ltd.
(Exact name of Registrant as specified in its charter)

Canada	3563	98-0457703
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 904, 1331 Macleod Trail S.E.
Calgary, Alberta, Canada, T2G 0K3
(403)
387-6377
(Address and telephone number of Registrant’s principal executive offices)

Enerflex Energy Systems Inc.
10815 Telge Road
Houston, Texas 77095
(281)
345-9300
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	EFXT	New York Stock Exchange
(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)
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
123,956,865 Common Shares as of December 31, 2023
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

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
within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this Form
40-F
includes (without limitation) forward-looking information pertaining to: expectations that the Company will continue to be able to serve client partners in key natural gas, energy transition, and produced water markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; that a future LNG export industry in Canada will provide additional opportunities for the Company; that the Company will continue to secure long-term service and maintenance contracts with client partners and the timing in connection therewith; that long-term BOOM solutions and other infrastructure leases of varying size and scope will continue to be secured by the Company and will support the Company’s ongoing strategy to grow the recurring nature of its business; expectations that future energy demand will continue to be met in part by a growing proportion of renewable energy sources; expectations that the Company will continue to compete based on product quality and variety, strong client and supplier relationships, and exceptional service, all while remaining price competitive, and will be successful in these objectives; the size and composition of the Company’s client partner base; anticipated future natural gas consumption; future natural gas prices and natural gas exploration and development activity levels; future demand for energy from hydrocarbons; expectations that the USA market will continue to provide Enerflex with opportunities to expand its business through the supply of compression, processing, low-carbon, electric power, and integrated turnkey solutions; that by continuing to offer clients competitively priced and readily available equipment, availability guarantees, exceptional service, and flexibility in meeting client needs, the Company will continue to grow its market share in the US Energy Infrastructure business; that the development and buildout of natural gas infrastructure in key gas producing markets such as Argentina, Bolivia, Brazil, Colombia, and Mexico, will provide opportunities for the Company to expand all product offerings in the region; expectations that within Latin America the Company will continue to offer opportunities to expand as client partners look to grow natural gas production for domestic consumption and the timing associated therewith; that within the Middle East and Africa market, the Company will capture growth opportunities in Energy Infrastructure, Engineered Systems, ITK, and BOOM projects, as well as after-market service; expectations with respect to the expanding natural gas infrastructure and power generation needs of the Asia Pacific region; the ability of Enerflex to continue to build strong relationships with suppliers; expectations that the Company will be successful at increasing its market share by providing quality products and service, negotiating fair prices for its products and services, expanding the global reach of its solutions, developing and maintaining relationships with key client partners and suppliers, maintaining the skill levels of its employees, and monitoring and adjusting to the practices of competitors and the timing associated therewith; expectations that natural gas will continue to play a critical role in the world’s energy supply for decades to come; the opportunity to provide incremental sustainable value to existing client partners within the Company’s core business as well as opportunities to expand the Company’s business to energy transition applications related or similar to the Company’s core business and that such opportunities will continue to align with Enerflex’s core competencies; expectations that, from a technical perspective, each energy transition segment will rely to a significant degree on modularized solutions which Enerflex is ideally situated to provide; expectations that successful achievement of providing solutions has the potential to create value for Enerflex and its stakeholders; that the Company’s abilities will successfully translate into opportunities to drive value in the bioenergy space; that the Company can meaningfully participate in the hydrogen transition, using its experience in compression and electrolyzer packaging to drive sustainable value; the remediation plans and activities and the expectations that such plans and activities will remediate the material weaknesses and the timing associated therewith; that the Company may make additional dividends in excess of quarterly dividends during the year; expectations regarding future dividend payments; the continued availability of major components used in the fabrication of Enerflex’s products; expectations regarding payments to credit rating agencies and the timing thereof; expectations regarding catastrophic risk mitigation; expectations regarding the cost of compliance with future laws and regulations; and the continued access to skilled personnel.
All forward-looking information in this Form
40-F
is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of general economic conditions; industry conditions, including potential for growth and expansion of the business of the Company, and the adoption of new environmental, taxation, and other laws and regulations, and changes in how they are interpreted and enforced; ESG expectations, investor sentiment, and market trends; information security; volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to shareholders of the Company; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility; risks related to cultural, political, and economic factors in foreign jurisdictions; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond the control of the Company.
Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this Form
40-F,
as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this Form
40-F
should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the Transaction by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2023 and in Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, each accessible under the electronic profile of Enerflex on SEDAR+ and Edgar at www.sedarplus.ca and www.sec.gov/edgar, respectively.
The forward-looking information contained in this Form
40-F
is expressly qualified in its entirety by the above cautionary statement and is given as of the date hereof. The Company disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

Table of Contents
CURRENCY
The Company presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form
40-F
are stated in Canadian dollars (“$” or “C$”), except where otherwise indicated. On February 27, 2024, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars (“US$”) into Canadian dollars was US$1.00 equals C$
1.3521.
CANADIAN ANNUAL DISCLOSURE DOCUMENTS
The following documents are filed as exhibits to this Form
40-F
and are incorporated by reference herein:
1. The Annual Information Form of the Company for the fiscal year ended December 31, 2023, which is filed as Exhibit 99.1 to this Form
40-F
(the “AIF”);
2. Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2023, which is filed as Exhibit 99.2 to this Form
40-F
(the “Annual Financial Statements”); and
3. Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2023, which is filed as Exhibit 99.3 to this Form
40-F
(the “Annual MD&A”).
CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form
40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected.
The Company is required to report any material weaknesses in the design or operating effectiveness of internal control over financial reporting. A material weakness is a deficiency (or a combination of deficiencies) in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Enerflex identified control deficiencies that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework (as defined herein), specifically the control activities, information and communication, and monitoring components. The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes in previously released financial results.
Based on the Company’s evaluation, management concluded that its disclosure controls and procedures were not effective as of December 31, 2023, all as more fully described in the Company’s Annual MD&A under the heading “Internal Control Over Financial Reporting”, filed as Exhibit 99.3 to this Annual Report.
Remediation Plan and Activities:
Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company’s SOX Compliance Program and prompt remediation of the material weaknesses described above. With oversight of the Audit Committee of Enerflex’s Board of Directors, management has evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment.

Table of Contents
In addition to work underway as part of the Company’s 2024 SOX Compliance Program, the remediation plan includes the following activities:

•	Enhancing regional resources to support remediation of control activities and improve documentary evidence protocols at the control execution level;

•	Engaging additional experienced third-party advisors on various compliance initiatives, including monitoring of control remediation;

•
Improving the design of existing controls and supporting policies by enhancing process documentation and refining precision levels in policies and procedures to facilitate the detection and prevention of errors that have the potential to aggregate to a material amount;

•
Training control owners to support compliance efforts with existing and enhanced policies that establish steps and procedures required to be performed in executing and documenting internal controls, particularly in relation to information used in controls;

•
Engaging individuals with project management expertise to ensure execution of the steps and procedures required to be performed in executing and documenting internal controls, in line with a project plan, a timeline and enhanced resources to evaluate the operating effectiveness of internal controls;

•	Establishing a cross-regional project management committee to improve information flow; and

•
Increasing the frequency of engagement between the internal controls and procedures implementation team, senior management, Enerflex’s external auditor and the Audit Committee to review progress on remediation activities.

As the Company continues to evaluate and work to improve its internal control over financial reporting, management may determine it necessary to take additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
In connection with the Company’s applicable reporting obligations in Canada and the United States, management, under the supervision, and with the participation, of Enerflex’s management, including the Chief Executive Officer and Interim Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2023. In conducting this evaluation, management used the criteria described in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “
COSO 2013 Framework
”)
.
Based on the Company’s evaluation, management concluded that its internal control over financial reporting was not effective as of December 31, 2023, all as more fully described in the Company’s Annual MD&A under the heading “Internal Control Over Financial Reporting”, filed as Exhibit 99.3 to this Annual Report.
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263), which audited the consolidated financial statements included in this Annual Report on Form
40-F,
has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, entitled “
Report of Independent Registered Public Accounting Firm
”,
that accompanies the Annual Financial Statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.2 to this Annual Report on
Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management regularly reviews its system of internal control over financial reporting and makes changes to the Company’s processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth above under the heading “Disclosure Controls and Procedures – Remediation Plan and Activities”, with a view to ensuring that the Company maintains an effective internal control environment.

Other than is disclosed herein, there have been no significant changes in the design of the Company’s internal controls over financial reporting (“ICFR”) during the twelve months ended December 31, 2023, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2023, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mona Hale (Chair), Joanne Cox, James Gouin, and Michael A. Weill, as described under “Audit Committee - Composition of the Audit Committee” in the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Ms. Hale and Mr. Gouin are the Company’s “audit committee financial experts” serving on the Audit Committee of the Board. The audit committee financial experts are “independent” under applicable listing standards.

CODE OF ETHICS

The Company has a “code of ethics” (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to all the Company’s employees, officers and directors, including the Chief Executive Officer, Interim Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. During the fiscal year ended December 31, 2023, the Registrant amended its code of ethics (referred to as the “Business Code of Conduct”) to communicate its anti-money laundering and sanctions policies.

The Company’s Business Code of Conduct, as amended, is filed as Exhibit 99.9 to this annual report on Form 40-F, and is available without charge on the Company’s website at www.enerflex.com or upon request from the Corporate Secretary, Enerflex Ltd., Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3 (telephone (403) 261-4280).

During the fiscal year ended December 31, 2023, there have not been any waivers of, including implicit waivers of, any provision of the Business Code of Conduct which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (PCAOB ID: 1263) served as the Company’s independent public accountant for the fiscal years ended December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $8,025,285 and $5,761,108, respectively, as detailed below:

	2023	2022
Audit Fees (1)	$7,223,381	$5,138,841
Audit-related Fees (2)	$340,035	$177,924
Tax Fees (3)	$461,869	$444,343
All Other Fees (4)	$—	$—
Total	$8,025,285	$5,761,108

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit, or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities and guidance to employees transferred internationally.

(4)	“All Other Fees” include all other non-audit services.

(5)

While the professional fees in the preceding table represent the amounts billed or expected to be billed, the Company’s AIF details the total professional fees paid to Ernst & Young LLP during the year.

(6)	All amounts are in Canadian dollars unless otherwise stated.

(7)	No other firms provided audit services in 2023 or 2022.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Company’s Audit Committee, see “Audit Committee—Pre-approval Policies and Procedures” in the AIF.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Company’s contractual obligations, see the Annual MD&A, under the heading “Contractual Obligations, Committed Capital Investment, and Off-Balance Sheet Arrangements”.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the “TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (the “NYSE”) and the U.S. Securities Exchange Commission (“SEC”). The Company’s common shares are listed on the TSX and the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act) like the Company to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company’s quorum requirement is set forth in its By-laws. A quorum for a meeting of the Company’s shareholders is (a) two persons present in person, each holding or representing by proxy at least one issued share of Enerflex, for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place and (b) for all other purposes, two persons present and holding or representing by proxy not less than 10% of the total number of Enerflex common shares entitled to be voted at the meeting.

Shareholder Approval Requirement: The NYSE rules for U.S. domestic issuers require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction.

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

Equity Compensation Plans: The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements settled solely in cash or with shares purchased in the open market at fair value or for amendments to such arrangements. Enerflex intends to comply with the TSX rules that require a listed company to obtain shareholder approval of any share compensation arrangement that involves the issuance of shares from treasury or to make amendments to such arrangements that require shareholder approval (in accordance with the TSX rules and the terms of such arrangement).

The foregoing is consistent with Canadian laws, customs and practices.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company’s Incentive Compensation Recovery Policy is filed as Exhibit 97 to this annual report on Form 40-F.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2023.

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy.

99.1	Annual Information Form of the Company dated February 28, 2024.

99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023.

99.4	Chief Executive Officer certification required by Rule 13a-14(a).

99.5	Chief Financial Officer certification required by Rule 13a-14(a).

99.6	Chief Executive Officer certification required by Rule 13a-14(b).

99.7	Chief Financial Officer certification required by Rule 13a-14(b).

99.8	Consent of Ernst & Young LLP (PCAOB ID: 1263).

99.9	Business Code of Conduct dated August 9, 2023.

101.INS	Inline XBRL Instance

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERFLEX LTD.

/s/ Marc E. Rossiter

Marc E. Rossiter

President and Chief Executive Officer

Date: February 28, 2024