Form 40-F
period 2024-12-31
Enerflex Ltd.
filed 2025-02-27
CIK 1904856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

124,143,179 Common Shares as of December 31, 2024

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

Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

EXPLANATORY NOTE

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

FORWARD LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto (the “Form 40-F”) contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the US Private Securities Litigation Reform Act of 1995. FLI relates to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. FLI may contain, but is not limited to, words such as “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, or “capable”, or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this Form 40-F includes (without limitation) FLI pertaining to: the ability of the Company to continue to grow its market share in the US Energy Infrastructure business and the strategies to achieve such growth; expectations as to the growth in the Middle East and Africa market and the associated opportunities in Energy Infrastructure and Engineered Systems, as well as after-market service as a result of such growth and the timing associated therewith; expectations as to the growth in the Latin America market and the associated opportunities for Enerflex to expand product offerings; the Company being optimally positioned to serve client partners in key markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; expectations regarding the Energy Infrastructure and After-Market Service product lines and Enerflex’s ability to continue building an increasingly resilient and sustainable business, including by stabilizing cash flows over the long term and reducing cyclicality in the business; a growing liquified natural gas export industry in North America and the ability of the Company to benefit from such growth; expectations regarding the USA market continuing to provide the Company with opportunities to supply compression, processing, low-carbon and electric power solutions; expectations regarding anticipated increases in gas egress capacity in Canada yielding opportunities for Enerflex’s Engineered Systems business; expectations that investments in long-term infrastructure assets will grow the recurring nature of Enerflex’s business; the Company’s backlog and the ability of the Company to convert such backlog into revenue within a reasonable time frame; the ability of the Company to continue to build strong relationships with suppliers; expectations that no aspect of the Company’s business will be materially affected by renegotiation or termination of contracts or sub-contracts; expectations that global energy demand will continue to outpace supply from new renewable capacity and that natural gas will play a critical role in the ongoing energy transition; expectations that substantially all existing and future Energy Infrastructure contracts will be extended or renewed beyond their initial terms or renewed on substantially the same commercial terms; expectations regarding compliance with existing and future laws and regulations; expectations that the Company’s quality management systems, safety systems and local emergency response plans will be effective in reducing the probability of catastrophic events that could impact human health, local communities and/or the environment; risks that new tariffs imposed along with any countervailing tariffs, may adversely affect the demand and/or market price for Enerflex’s products and/or otherwise adversely affect Enerflex; risks that the assumptions, estimates, and analysis impacting Enerflex’s growth projections may not materialize for reasons beyond the Company’s control or at all, and that this may negatively impact the Company’s business, financial condition, results of operations, and cash flow; risks associated with Enerflex’s supply chain and the partial or complete loss of certain suppliers which could result in increased costs and project delays, could have a negative impact on Enerflex’s results of operations, could damage client partner relationships, and could affect Enerflex’s competitive position; risks associated with the ability of the Company to obtain and maintain prudent levels of insurance, and that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements; expectations that third-party service providers have adequate cyber security measures and that such security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies; risks associated with foreign exchange and movement in the Canadian dollar, US dollar, Australian dollar, and Brazilian real and efforts by the Company to hedge all significant transactional currency risks and that such efforts will be successful; the ability of the Company to successfully recover amounts owing in connection with the EH Cryo project; expectations regarding future dividend payments and the ability to continue to pay such dividend; expectations regarding payments to credit rating agencies; expectations as to the timing by which the Company will file its management information circular and hold its annual general meeting of shareholders; and the Company’s belief that the historical information provided by, or derived from information provided by, third parties, is accurate.

FLI is based on assumptions, estimates and analysis made in light of the Company's experience and its perception of trends, current conditions, and expected developments, including assumptions and estimates as to associated timing and costs, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. FLI involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation: the impact of general economic and industry conditions on the Company’s business, including its existing product offerings and the potential for growth and expansion of the business; stock market volatility both generally and specific to the price and liquidity of the Company’s securities; the adoption of new laws and regulations or changes to existing laws and regulations or how they are interpreted and enforced; the adoption of new taxes and tariffs or changes to existing taxes and tariffs and how they are interpreted and enforced; force majeure events; ESG and climate change rules, regulations and policies and the interpretation and enforcement thereof; the Company’s involvement in litigation including with respect to the EH Cryo project; investor sentiment toward the oil and natural gas industry and market trends within the industry; risks inherent in the Company’s supply chain and inventory management; the ability of the Company to hire and retain the personnel critical to its business; the impact to the Company’s business given adverse financial conditions of client partner(s); health, safety, and environment risks and the ability of the Company to manage such risks; increased competition and the ability of the Company to meet competitive pressures within a reasonable cost structure; volatility of oil and natural gas prices; oil and natural gas product supply and demand; future natural gas prices and natural gas exploration and development activity levels; fluctuations in interest rates and foreign exchange rates and risks that the Company’s hedging policy is not able to derisk and offset adverse exchange rate movements; whether the Company is able to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings, to meet evolving customer needs and expectations; regulatory and policy incentives; the ability of the Company to maintain appropriate insurance coverage on commercially reasonable terms and at reasonable prices; risks inherent in conducting international operations, including those related to cultural, political, and economic factors in foreign jurisdictions and to corruption, sanctions, and trade compliance; the ability of the Company to generate sufficient cash flow from operations, and to access credit and capital markets on reasonable commercial terms or at all, to meet its current and future obligations, including the payment of future dividends to shareholders of the Company; the Company and its subsidiaries ability to continue to comply with covenants, financial ratios, and financial tests applicable under the Revolving Credit Facility; the viability of the Company’s information technology systems or infrastructure; information security and the adequacy of security measures in place at third-parties that provide information technology applications to the Company; the timely and cost-effective execution of projects; the Company’s reliance on contractors and sub-contractors to support project execution and delivery of products and services; and other factors, many of which are beyond the control of the Company. See Enerflex’s Annual Information Form for the year ended December 31, 2024 and in Enerflex’s management’s discussion and analysis for the year ended December 31, 2024, each accessible under the electronic profile of Enerflex on SEDAR+ and Edgar at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the Company believes that there is a reasonable basis for the FLI included in this Form 40-F, as a result of known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements. Readers are cautioned not to unduly rely on FLI.

The FLI contained herein is expressly qualified in its entirety by the above cautionary statement and is given as at the date of this Form 40-F. Other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise.

CURRENCY

The Company presents its consolidated financial statements in US dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in US dollars (“$” or “US$”), except where otherwise indicated.

As further discussed under the heading “Change in Presentation Currency” in the Annual MD&A (as defined below), effective from January 1, 2024, the Company changed its reporting currency from Canadian dollars to US dollars.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS

The following documents are filed as exhibits to this Form 40-F and are incorporated by reference herein:

1. The Annual Information Form of the Company for the fiscal year ended December 31, 2024, which is filed as Exhibit 99.1 to this Form 40-F (the “AIF”);

2. Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2024, which is filed as Exhibit 99.2 to this Form 40-F (the “Annual Financial Statements”); and

3. Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2024, which is filed as Exhibit 99.3 to this Form 40-F (the “Annual MD&A”).

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2024, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2024.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For management’s annual report on internal control over financial reporting (“ICFR”), see “Internal Control Over Financial Reporting” set forth in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, incorporated herein by reference.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263), which audited the consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s ICFR, entitled “Report of Independent Registered Public Accounting Firm”,

that accompanies the Annual Financial Statements for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

The disclosure provided under the heading “Internal Control Over Financial Reporting” in the Annual MD&A is incorporated by reference herein. Other than as disclosed herein and under the heading “Internal Control Over Financial Reporting” in the Annual MD&A, there have been no significant changes in the design of the Company’s ICFR during the twelve months ended December 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2024, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mona Hale (Chair), Ben Cherniavsky, and James Gouin, as described under “Audit Committee - Composition of the Audit Committee” in the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Ms. Hale, Mr. Cherniavsky, and Mr. Gouin are the Company’s “audit committee financial experts” serving on the Audit Committee of the Board. The audit committee financial experts are “independent” under applicable listing standards.

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

During the fiscal year ended December 31, 2024, there have not been any waivers of, including implicit waivers of, any provision of the Business Code of Conduct which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (PCAOB ID: 1263) served as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $6,620,695 and $5,946,858, respectively, as detailed below:

	2024	2023
Audit Fees (1)	$6,125,901	$5,352,635
Audit-related Fees (2)	10,500	251,971
Tax Fees (3)	484,294	342,252
All Other Fees (4)	-	-
Total	$6,620,695	$5,946,858

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
(5)
All amounts are in US dollars unless otherwise stated. The 2023 fees have been translated into US dollars using the average exchange rate during the year.
(6)
No other firms provided audit services in 2024 or 2023.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2024.

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy.
99.1	Annual Information Form of the Company dated February 27, 2025.
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2024.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024.
99.4	Chief Executive Officer certification required by Rule 13a-14(a).
99.5	Chief Financial Officer certification required by Rule 13a-14(a).
99.6	Chief Executive Officer certification required by Rule 13a-14(b).
99.7	Chief Financial Officer certification required by Rule 13a-14(b).
99.8	Consent of Ernst & Young LLP (PCAOB ID: 1263).
99.9	Business Code of Conduct dated August 9, 2023.
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERFLEX LTD.

/s/ Marc E. Rossiter
Marc E. Rossiter
President and Chief Executive Officer Date: February 27, 2025